NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF PEACE ARCH ENTERTAINMENT GROUP INC.

TAKE NOTICE that the Annual and Special Meeting of the Shareholders of Peace Arch Entertainment Group Inc. (hereinafter called the “Company”) will be held at the offices of the Company at 124 Merton Street, Ste. 407, Toronto, Ontario, on:

February 8th, 2006

at the hour of 10:00 o’clock in the forenoon (Eastern Standard Time) for the following purposes:

1.

to receive the financial statements of the Company for its fiscal year ended August 31, 2005 and the report of the Auditors thereon;

2.

to determine the number of directors and to elect directors;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to pass a resolution amending the Company’s Amended Share Option Plan to increase the number of shares of the Company reserved for issuance thereunder;

5.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his or her place.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the instructions accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the instructions.  The enclosed Form of Proxy is solicited by Management of the Company but, as set out in the Instructions, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.  Unregistered shareholders who received the enclosed Form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Dated at Toronto, Ontario, this 9th day of January, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary Howsam”

Chief Executive Officer

Suite 407 – 124 Merton Street, Toronto, Ontario, M4S 2Z2
Telephone:  416-487-0377

INFORMATION CIRCULAR

AS AT AND DATED THE 30TH DAY OF DECEMBER, 2005

(unless otherwise noted herein)

This Information Circular accompanies the Notice of the Annual and Special Meeting of Shareholders of Peace Arch Entertainment Group Inc. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment thereof.  The Meeting is sometimes hereinafter referred to as the “Meeting”.

PERSONS OR COMPANIES

MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those shareholders so desiring may be represented by proxy at the Meeting.  The persons named in the enclosed form of proxy are directors or officers of the Company.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named as proxy holders in the form of proxy accompanying this Information Circular.  To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proxy.

The instrument of proxy must be signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Proxy Dept, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9, (fax 416-368-2502) or at the Head Office of the Company at the address set out above, not less than 1 hour prior to the time of the holding of the Meeting or any adjournment thereof, or be deposited with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.  Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN.  WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY GIVES THE PERSON NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

1.

NON-REGISTERED SHAREHOLDERS

Pursuant to the requirements of the Canadian Securities Administrators, under National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Form of Proxy to the clearing agencies and intermediaries for distribution to non-registered shareholders of the Company who have not waived their right to receive such materials.  Non-registered shareholders may be forwarded a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of the common shares they beneficially own.  A voting instruction form (which is not a proxy) is normally mailed to non-registered shareholders by their broker.

Should a non-registered shareholder who receives a Form of Proxy wish to attend, and vote at the Meeting in person (or have another person attend and vote on his/her behalf), the non-registered shareholder should strike out the names of the persons named in the proxy and insert his/her own, or another person’s name in the blank space provided.

Shareholders should note that if they received a voting instruction form from a broker or an intermediary, it is not a valid Form of Proxy and cannot substitute for a Form of Proxy at the Meeting.  The Scrutineer of the Meeting cannot count the votes of a non-registered shareholder wishing to vote in person or by proxy at the Meeting unless such shareholder holds a valid Form of Proxy from the Intermediary.  Such shareholders need to contact their broker or intermediary and arrange deliver to them of a valid Form of Proxy.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING SHARES AND

PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preference Shares without par value.  As at December 30, 2005, there are 21,179,303 Common Shares, 4,347,825 Series I Preference Shares and 1,435,897 Series II Preference Shares issued and outstanding.   At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one (1) vote and, on a poll, every shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one (1) vote for each Common Share and one (1) vote for each Preference Share of which such shareholder is the registered holder.  The chairman of the Meeting has the right not to conduct a vote by way of ballot on a matter unless a poll is demanded by a shareholder or proxy holder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting in respect of that matter.

A quorum for the Meeting is two shareholders present in person or represented by proxy holding not less than 33 1/3% of the issued and outstanding common shares of the Company.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

		Number of Securities	Percentage of Class
Name	Type of Ownership	Common	Common
CPC Communications Inc.(1)	Direct	6,833,333	32.2%
FremantleMedia (2)	Direct	2,930,792	13.8%

		Number of Securities	Percentage of Class
Name	Type of Ownership	Preferred Shares Series I	Preferred Shares Series I
Drew Craig	Direct	1,847,826	42.5%
Jeff Sagansky	Direct	1,195,652	27.5%
Kerry McCluggage	Direct	1,195,652	27.5%
		Number of Securities	Percentage of Class
Name	Type of Ownership	Preferred Shares Series II	Preferred Shares Series II
Drew Craig	Direct	871,794	60.7%
Jeff Sagansky	Direct	564,103	39.3%

 (1) CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company and nominee for director.

 (2) These shares were issued in relation to the conversion right instrument under the debt restructuring agreements with Fremantle.

The directors have determined that all shareholders of record as of the 9th day of January, 2006 will be entitled to receive notice of and to vote at the AGM.

PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the Company for the year ended August 31, 2005 and the report of the auditors thereon will be placed before the meeting.

FIXING THE NUMBER OF DIRECTORS

Management proposes that the number of directors for the Company be fixed at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and by applicable law.  The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next  Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.

ELECTION OF DIRECTORS

Each Director of the Company is elected annually and holds office until the next Annual Meeting of Shareholders unless that person ceases to be a Director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE AGM ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name and Municipality of Residence & Office	Director Since	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular			Principal Occupation and if not at present an elected director, occupation during the past five (5) years
		Common	Preferred Series I	Preferred Series II
Gary Howsam Toronto, Ontario Director and CEO	January 20, 2003	6,833,333 (1)	-	-	CEO of Peace Arch Entertainment Group Inc.
Richard K. Watson Toronto, Ontario Secretary Director, Corporate Governance & Greenlight Committees	January 20, 2003	1,250,000	-	-	Self Employed Lawyer
Juliet Jones(2) Vancouver, B.C. Director and Audit, Corporate Governance & Compensation Committees	February 22, 2001	17,391	-	-	CFO of Webtech Wireless Inc., Independent Consultant
Nelson Thall Toronto, Ontario Director and Audit & Compensation Committees	January 20, 2003	-	-	-	Media Scientist, Independent Contractor
Mara Di Pasquale Toronto, Ontario Director and Chief Financial Officer/Chief Operating Officer	February 11, 2004	-	-	-	CFO and COO of Peace Arch Entertainment Group Inc.
Robert Essery Toronto, Ontario Director, Audit & Corporate Governance Committees	February 10, 2005	-	-	-	CEO of How to Web TV. President of the REO group of companies since 1992.
Drew Craig Toronto, Ontario Director and Chairman of the Board, Compensation Committee	July 29, 2005	-	1,847,826	871,794	Chairman of the Board for Peace Arch Entertainment Group Inc., Media and Telecommunications Investor

[1] Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

[2] Previously the CFO of Peace Arch Entertainment Group Inc. from January 2003-September 2003; President & CEO from December 2001-January 2003; and CFO from 1996-March 2001.

All of the nominees are residents of Canada.  At August 31, 2005, the Company had Audit (Juliet Jones, Robert Essery and Nelson Thall), Executive/Corporate Governance (Juliet Jones, Richard Watson and Robert Essery), Greenlight (project approval) (Dan Lyon, John Flock, Richard Watson, Jeff Sagansky and Kerry McCluggage (Mr. Sagansky and Mr. McCluggage are advisors and do not sit on the Board)) and Compensation (NelsonThall, Dan Lyon and Juliet Jones) Committees.

None of the nominees have, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Advance Notice of the Meeting was published pursuant to Section 96 of the Business Corporations Act (Ontario) at Toronto, Ontario on the 26th day of December, 2005.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange Committee on Corporate Governance in Canada has issued a series of proposed guidelines for effective corporate governance (the “TSX” Guidelines), and the Toronto Stock Exchange requires listed companies to disclose their corporate governance system in their annual reports or information circulars.  As well, now effective, the Company has become subject to Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”), which governs the composition of audit committees.

The Board has reviewed the TSX Guidelines, MI 52-110 and the Company’s own corporate governance practices.   The Company’s disclosure addressing each of the Guidelines is set out in Schedule “A” to this Information Circular.  The Company is committed to meeting or exceeding the guidelines set out in the TSX Guidelines.

Mandate of the Board of Directors

BOARD MANDATE

PREAMBLE

Directors owe a duty to the Corporation, the shareholders, fellow directors, creditors, employees and public stakeholders.  The Board of Directors will function as a unit in discharging its responsibilities, will act in a forthright and collegial manner and will not represent specific constituencies.  Decisions made by the Board will be collective decisions and each director will take responsibility for the Board’s decisions.  Each director has a duty to participate and contribute to the best of their ability in exercising their responsibilities on behalf of the Company.

The roles and responsibilities of each director include the following:

GOVERNANCE

1.

Act honestly and in good faith with a view to the best interests of the Company and its shareholders.

2.

Exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.

Exercise independent judgment.

4.

Oversee the management and conduct of the business and affairs of the Company including undertaking independent investigations and analysis to gain an appropriate knowledge and understanding of all matters for which directors are responsible.

5.

Be knowledgeable concerning all material issues affecting the business and affairs of the Company.

6.

Establish business standards and ethical business practices for the Company.

7.

Ensure ongoing compliance with all applicable laws and standards of financial practices and reporting.

8.

Report actual or potential conflicts of interest to the Board Chairman and the President and CEO and ensure there is not direct or personal gain resulting from the situation.

MANAGEMENT

1.

Ensure senior management staff is of the highest caliber relative to the needs of the Company.

2.

Establish performance for the President and CEO and the management team against which the President and CEO and the management team’s performance can be measured.

3.

Review and assess the achievement of corporate objectives concerning the effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations.

4.

Ensure that a management succession plan is established including a management training and development program to provide for orderly succession of management.

5.

Oversee the performance of the President and CEO and the management team in achieving the corporate strategy.

6.

Develop an appropriate compensation program for the organization’s personnel and ensure all salaries, wages and benefits earned by employees are paid to them on a timely basis.

BUSINESS ISSUES

1.

Assess and manage the Company’s business risks and compare to potential returns.

2.

Ensure that the business affairs of the Company are conducted in a financially sound manner and that the organization remains completely solvent.

3.

Preserve the Company’s assets against material erosion, i.e. maintain the financial strengths of the Company.

4.

Ensure that a strategic planning process is in place and approve the strategic direction of the Company on behalf of the shareholders.  Monitor management’s success in implementing the strategy.

5.

Create standing and ad hoc committees of the Board as required to facilitate discharging the Board’s responsibilities.

6.

Ensure that an appropriate insurance program is maintained commensurate with the business risks of the Company.

7.

Ensure the integrity of internal control and information systems to facilitate the effective discharge of the Board’s responsibilities.

8.

Review all Board meeting material in advance of each meeting.

9.

Strive for perfect attendance at all Board and Committee meetings.

COMMUNICATIONS

1.

Ensure that the Company has a formal communications program in place to effectively communicate with the organization’s stakeholders.  Such policy must be designed to facilitate feedback.

2.

Ensure timely disclosure of all relevant corporate information including regulatory reporting and filings, financial statement reporting, investor reporting, etc.

TERMS OF OFFICE

1.

Be prepared to serve as a director for at least 1 year and be prepared to assume positions on selected Board committees as may be considered appropriate.

Composition of the Board of Directors

During the fiscal year ended August 31, 2005, the Board comprised of 9 directors.

One of the Guidelines makes it the responsibility of each Board to make a determination of the status of its members as related, unrelated, outside or inside; as such terms are defined or understood in the Guidelines.  The majority of the Company’s directors are independent of Management and are free from any interest, business or other relationship (other than any arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

Board Committees

(a)

Audit Committee

The mandate of the Audit Committee is to review the Company’s audited financial statements and to report on such statements to the Board before the statements are approved by the Board.  To fulfill this responsibility, the Audit Committee meets with the Company’s auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company’s interim financial controls.  For the year ended August 31, 2005, the Audit Committee was composed exclusively of “outside” directors, within the requirement of the TSX Guidelines.  In addition, the Audit Committee has been authorized to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors and for assessing the Board on its effectiveness.

The Audit Committee for the year ended August 31, 2005, was composed of:  Juliet Jones, Robert Essery and Nelson Thall.  All of which are independent and financially literate as per MI 52-110 requirements that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” and “financially literate” (both as defined in MI 52-110).  They met 6 times in the last fiscal year.

Relevant Education and Experience

Juliet Jones – a Certified General Accountant, is currently the Chief Financial Officer of Webtech Wireless Inc., a TSX Venture listed company.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from January 2003-September 2003.  Ms. Jones previously served as a member of the Board of the Vancouver Chapter of Certified General Accountants and served as the chair of the professional development committee.

She has 20 years of accounting experience, 15 years of which were in senior financial roles with public companies.  Ms. Jones has 15 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to asses the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until June 20, 2003, has prepared previous financial statements for the issuer.  Ms. Jones also has hands on experience with managing internal controls and is active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones continues to stay current on new accounting and securities developments.

Nelson Thall – was formerly employed with Laventhol & Horwath, Accountants and Clarkson, Gordon as an accountant in training. He is a member of the Audit Committee of Stan Lee Media (NASDAQ), Imark Corp. (TSX), and Torstar Corporation (TSX).   Mr. Thall studied Intermediate and Advanced Accounting at York University and has also in his career prepared financial statements for a number of parent corporations associated with public companies.

Robert Essery – Robert Essery has been in business for over 25 years operating a range of private and public sector companies.  As a business manager he has dealt with financial statements and financial reporting to institutions and shareholders.

MI 52-110 requires that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” (subject to a permitted exemption for “controlled companies”, whereby in certain circumstances, one member need not be independent) and “financially literate” (both as defined in MI 52-110).  Please refer to “Audit Committee” in the Company’s Annual Information Form dated November 29, 2005, for further information with regard to the composition of the Audit Committee.

(b)

Compensation Committee

The Board has constituted a Compensation Committee, which will review the Company’s overall compensation philosophy, corporate succession and development plans at the executive officer level.  The Compensation Committee consisted of three independent directors as of August 31, 2005 but currently consists of three independent directors.

The Compensation Committee for the year ended August 31, 2005 was composed of Juliet Jones, Dan Lyon and Nelson Thall and presently composed of Juliet Jones, Nelson Thall and Drew Craig.

(c)

Corporate Governance Committee

The Board has constituted a Corporate Governance Committee, which will develop and implement the Company’s approach to corporate governance issues.  The Corporate Governance Committee also exercise the functions of a nominating committee, and in such capacity will make recommendations with respect to the size and composition of the Board, recommend nominees to the Board, and the amount and form of directors’ remuneration to adequately compensate for risks and responsibilities assumed by directors, and assist in selecting a chair of the Board.  The Company’s orientation and education program for new recruits to the Board will be developed and implemented by this Committee.  The Corporate Governance Committee is composed of one related director and two unrelated directors.

The Corporate Governance Committee for the year ended August 31, 2005 was composed of Juliet Jones, Richard Watson and Robert Essery.

(d)

Greenlight Committee

The Board has constituted a Greenlight Committee, which will review all projects, ensuring that they are appropriately funded and ultimately giving authority for them to proceed into production.

The Greenlight Committee for the year ended August 31, 2005 was composed of John Flock, Dan Lyon and Richard Watson.

STATEMENT OF EXECUTIVE COMPENSATION

(Form 51-102F6)

“CEO” means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” means the individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Named Executive Officers” or “NEOs” means the following individuals:

(a)

each CEO;

(b)

each CFO ;

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals were not serving as an officer at the end of the most recently completed financial year-end.

The following table sets forth the compensation information for the Chief Executive Officer (“CEO”) and the next two (2) most highly compensated executive officers (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial periods ended August 31, 2005, 2004 and 2003.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)[4]	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, CEO	2005	175,000	Nil	9,600[5]	75,000	Nil	Nil	Nil
	2004	160,000	Nil	9,600[5]	Nil	Nil	Nil	Nil
	2003	101,115	Nil	Nil	Nil	Nil	Nil	Nil
Mara Di Pasquale, CFO & COO	2005	165,000	Nil	9,600[5]	75,000	Nil	Nil	Nil
	2004	149,999	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	NIl
John Flock, President	2005	192,721[6]	Nil	Nil	75,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Juliet Jones, Former President and CEO[2]	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	126,205	21,875	Nil	Nil	Nil	Nil	115,000[3]

[1]

Ended 31st August.

[2]

Chief Financial Officer (“CFO”) until March 27, 2001.  CEO from March 27, 2001 and President/CEO from December 1, 2001 to January 20, 2003.

[3]

Severance payments: $100,000 pursuant to a non-compete agreement and $15,000 upon termination of employment, which have been paid in full.

[4]

Common Shares.

[5]

Car allowance.

[6]

Converted to Canadian currency based on an average annual exchange rate of 1.232 Canadian Dollars to 1.00 US Dollar.

LONG TERM INCENTIVE PLANS –

AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no long term incentive plan awards during the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,445,000 common shares (1)	$0.60	845,400 common shares (2)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,445,000 common shares	$0.60	845,400 common shares

(1) Stock options outstanding as at August 31, 2005.

(2) Stock options available for future issuance as per Amended Stock Option Plan dated January 2003.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date

Gary Howsam	75,000	5.3%	$0.65	$0.65	February 25, 2008
Mara Di Pasquale	75,000	5.3%	$0.65	$0.65	February 25, 2008
John Flock	75,000	5.3%	$0.65	$0.65	February 25, 2008
TOTAL	225,000	15.9%

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Except for the Company’s Amended Share Option Plan and except as noted below under “Employment Agreements”, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  During the most recently completed financial year, there were no Common Share options exercised.

REPORT ON EXECUTIVE COMPENSATION

The Company’s Compensation Committee (the “Committee”) has the responsibility for annually setting and approving the compensation package for the Chief Executive Officer and for annual reviewing and approving the compensation packages for executive officers of the Company.  The Committee also reviews and approves changes to the Company’s compensation policies in respect of matters such as the structure and granting of stock options.

The Committee was composed of three unrelated directors, Dan Lyon, Juliet Jones and Nelson Thall for the year ended August 31, 2005.

Components of Total Compensation

The aggregate compensation of senior officers of the Company, including Named Executive Officers, consists of three components: base salary, car allowance and long-term incentives principally in the form of stock options.  The Company aims to ensure that each executive officer’s compensation is balanced among these three components.

(i)

Base Salary

Base salary levels for all executive officers (including the Chief Executive Officer) are based upon performance and are relative to comparable positions within the industry and markets in which the Company operates, and are intended to achieve the following objectives:

1.

to attract and retain executives and senior management required for the success of the Company;

2.

to motivate performance;

3.

to provide fair and competitive compensation commensurate with an individual’s experience and expertise; and

4.

to reward individual performance and contribution to the achievement of the Company’s objectives.

(ii)

Car Allowance

(iii)

Long-term Incentive Awards

Long-term incentive awards may be granted annually with the target award set as a percentage of the executive’s salary based on corporate performance and the employee’s years of service with the Company.  The Company does take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year.  The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Compensation Committee.

The base salary for the Chief Executive Officer is determined in the same manner as that of all other executives.  The Chief Executive Officer does not participate in the Committee’s or the Board’s decisions or does he vote relating to his compensation.  The long-term components of the Chief Executive Officer’s incentive compensation were determined in accordance with his management contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards.

PENSION PLAN

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Effective September 1, 2004 the Company entered into an Employment Agreement with John Flock, a Named Executive Officer, for a term of 3 years.  The Agreement provides for a salary of US$3,000 per week in lieu of providing services ordinarily rendered as a President of a publicly traded corporation.

The Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of resignation, retirement or any other termination of the Named Executive Officers’ employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

MATERIAL TERMS AND CONDITIONS OF EMPLOYMENT AGREEMENTS

Effective 20th December, 2002, the Company entered into an Employment Services Agreement with CPC Communications Inc, an Ontario company controlled by the family of Gary Howsam, a Named Executive Officer.  The Agreement provides for a fee  of $150,000 per annum for the year ended 31st December, 2003, $165,000 per annum for the year ended 31st December, 2004, and $180,000 per annum for the year ended 31st December, 2005 as well as participation in such executive bonus plans as shall be implemented by the Company.

The Company is party to an employment agreement with each of its other Named Executive Officers.

PERFORMANCE GRAPH

The following graph compares the cumulative total Shareholder return with those of the S&P TSX Composite Index for the period commencing August 31, 2001 and ending August 31, 2005.  All values assume that $100 was invested on August 31, 2001 in our Common Shares and each applicable index.  Note:  We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

Company/Index	8/31/01		8/31/02		8/31/03		8/31/04	8/31/05
	A	B	A	B	A	B	Common	Common
Peace Arch Entertainment Group Inc.	100	100	9.7	7.2	17.2	18.5	23.7	12.9
S&P TSX Composite	100		58.8		66.8		74.5	94.9

Return of Investment Chart

CUMULATIVE TOTAL RETURNS
Value of $100 invested on August 31, 2001
120
100
80
60
40
20
0
8/31/01
8/31/02
8/31/03
8/31/04
8/31/05
PAE Class A
PAE Class B
S&P TSX Composite

**Note that the separate classes were restructured as Commons Shares on March 12, 2004 and began trading as Common Shares on March 16, 2004

COMPENSATION OF DIRECTORS

During the most recently completed financial year ended August 31, 2005 the Directors of the Company were entitled to a yearly retainer of $5,000.  As well, Directors were entitled to $500 for each Directors’ or Committee Meeting attended in person and $300 for each Directors’ or Committee Meeting attended by conference call.  Chairpersons of any Directors’ or Committee Meeting were entitled to twice that of a non-chair member.

Set forth below is a list of all stock options granted by the Company pursuant to the Company’s Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (Ontario)) of the Company, outstanding and exercisable at the date of this Information Circular.

Name of Optionee	No. of Common Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors
Nelson Thall	10,000	$0.50	January 20, 2003	June 20, 2006
Richard Watson	10,000	$0.50	January 20, 2003	June 20, 2006
Robert Essery	10,000	$0.65	February 25, 2005	February 25, 2008
Juliet Jones	15,000	$0.65	February 25, 2005	February 25, 2008
Richard Watson	15,000	$0.65	February 25, 2005	February 25, 2008
Nelson Thall	7,500	$0.65	February 25, 2005	February 25, 2008
Nelson Thall	57,500	$0.58	October 12, 2005	October 12, 2008
Richard Watson	50,000	$0.58	October 12, 2005	October 12, 2008
Robert Essery	65,000	$0.58	October 12, 2005	October 12, 2008
Juliet Jones	60,000	$0.58	October 12, 2005	October 12, 2008
Drew Craig	75,000	$0.58	October 12, 2005	October 12, 2008
Other insiders	250,000	$0.65	February 25, 2005	February 25, 2008

DISCLOSURE RESPECTING SECURITY BASED COMPENSATION SYSTEMS

The Toronto Stock Exchange (the “TSX”) has implemented new disclosure obligations respecting Security Based Compensation Arrangements (“SBCA”) effective January 1, 2005.  The Company has a Directors, Officers and Employee Stock Option Plan 1999, as amended (the “Plan”).

The following table contains the relevant disclosure required by the TSX in respect of the Company’s SBCA as at the date hereof:

Disclosure Item	Option Plan
Eligible Participants	Any director, officer, or employee of, or consultant to, the Company or of or to any subsidiary.
Total number of securities issuable and issued and the percentage of the Company’s currently outstanding capital represented by such securities.

Issuable – 2,585,300 options, which are 12% of the Company’s total outstanding shares on an undiluted basis.

Issued – 2,067,500 options, which are 10% of the Company’s total outstanding shares on an undiluted basis.

Maximum percentage, if any, of securities under each arrangement available to insiders of the Company.	The maximum number of common shares which may be reserved for issuance to insiders of the Company is 10% of the common shares outstanding at the time of the grant on an undiluted basis.
Maximum number of securities any one person or company is entitled to receive and the percentage of the Company’s currently outstanding capital.

The maximum number of shares which can be issued to any one insider during any one year period is 5% of the common shares outstanding at the time of issuance.  5% of the Company’s outstanding capital is 1,058,965 shares.

The method of determining exercise price.

(i) the Board determines the exercise price, which cannot be less than the market price of the shares on the TSX on the trading date one which the option is granted, (ii) the average of the daily high and low board lot trading prices of the Shares on the Exchange over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors (or if the Shares are not then listed and posted for trading on the Exchange, on such exchange or quotation system upon which the Shares are listed and posted for trading as may be selected by the Board of Directors) or, if the Shares did not trade on the Exchange on such last trading day, the average of the high and low prices in respect of the Shares on the Exchange for the previous five trading days.

Term and vesting of stock options.

The Board has the authority to determine the term and vesting provisions of stock options, provided that the term may not be longer than 10 years.  All options issued as at the date hereof have a term of 1 to 3 years.

Causes of cessation of entitlement including termination of employment.

Sixty days after:  (a) termination of an officer’s or employee’s employment, with or without cause; (b) the date on which an individual ceased to be a director;  all options held by that individual ceases to be exercisable.

Six months after:  (a) death of a Participant who is a director,  senior officer or Key Contributor of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of his or her option, the option theretofore granted to him or her shall be exercisable within the six months next succeeding such death and then only:

(a)

by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)

to the extent that he or she was entitled to exercise the option at the date of his or her death, provided that in no event shall such right extend beyond the Option Period.

Assignability.

The benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable by the Participant except (i) from the Participant to his or her Holding Company or RRSP or from a Holding Company or RRSP to the Participant and, in either such event, the provisions of this Plan shall apply mutatis mutandis as though they were originally issued to and registered in the name of the Participant, or (ii) as otherwise specifically provided herein.  During the lifetime of a Participant, all benefits, rights and options shall only be exercised by the Participant or by his or her guardian or legal representative.

Procedure of amending the SBCA, including whether shareholder approval is required for amendments.

The Board of Directors reserves the right to amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Plan which would:

(a)

materially increase the benefits under the Plan;

(b)

materially increase the number of Shares which may be issued under the Plan;

(c)

materially modify the requirements as to the eligibility for participation in the Plan; or

(d)

otherwise require shareholder approval to comply with Rule 16b-3, the I.R.C. or any other applicable law, rule or regulation;

shall be effective only upon the approval of the shareholders of the Company.  Any material amendment to any provision of the Plan shall be subject to any necessary approvals by the Exchange, other quotation system or any stock exchange or securities regulatory body having jurisdiction over the securities of the Company.

Financial assistance provided by the Company to any participant to facilitate the purchase.
None.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of August 31, 2005, none of the officers, directors, employees, all former officers, directors and employees of Peace Arch Entertainment Group Inc. or its subsidiaries were indebted to Peace Arch Entertainment Group Inc. or its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On July 29, 2005, Drew Craig, a director and Chairman of the Board, acquired 1,847,826 Preference Share Units which consists of one 10% Series I Preference Share and one warrant to purchase one 10% Series II Preference Share at a price of U.S. $0.50 per share for a period of 48 months from July 29, 2005.  This transaction was fully disclosed in the Company’s Information Circular dated July 22, 2005.

On December 30, 2005, Drew Craig, a director and Chairman of the Board, exercised 871,794 Series I Preference Share warrants and purchased 874,791 Series II Preference Shares at a price of U.S. $0.50 per share.

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any other transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

At the AGM, shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditors to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration.   PricewaterhouseCoopers were first appointed as the Company’s auditors on March 15, 2003 following the resignation of KPMG LLP, Chartered Accountants who were first appointed in February 1999.  To the knowledge of the directors and officers of the Company, there have been no disagreements, unresolved issues or consultations with the former auditors, KPMG LLP, Chartered Accountants.  It is the intention of management of the Company to vote the proxy solicited hereby, unless the shareholder directs therein that his/her shares be withheld from voting on the appointment of auditors, for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as the Company’s auditors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the AGM other than as disclosed under the headings “Executive Compensation” and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Approval of Amendment to Amended Share Option Plan

The Company has an outstanding Share Option Plan (the “Plan”) which was approved by the Company’s shareholders on January 20, 1998.  On July 14, 1999, February 21, 2001 and January 20, 2003 the Company’s shareholders approved amendments to the Plan (the “Amended Plan”).  In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 2,585,300.  Options to purchase Common Shares have been exercised or cancelled in the amount of 294,900, such that at the date of this Information Circular, options to purchase up to 2,067,500 Common Shares are outstanding.

The purpose of the Amended Plan is to advance the interests of the Company through the acquisition of shares of the Company (the “Shares”) by its directors, officers, employees and others who assist in the conduct and growth of its business (“Participants”).  This provides an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Amended Plan is structured to permit option grants to Participants, including Incentive Stock Option grants to employees and employee/directors of the Company or its affiliates in accordance with U.S. federal income tax laws, and provides that the maximum number of Shares reserved for issuance to any one Participant upon the exercise of options shall not exceed 5% of the Common Shares outstanding immediately prior to such reservation for issuance.  Under the Amended Plan, the exercise price must be determined by the Board of Directors of the Company and shall not be less than the higher of  (i) the Fair Market Value (as defined in the Amended Plan) of the Shares on the date the option is granted and, if the Participant is a Restricted Shareholder (as defined in the Amended Plan), shall not be less than 110% of the Fair Market Value of the Shares on the date the option is granted, and (ii) the average of the daily high and low board lot trading prices of the Shares on The Toronto Stock Exchange (or, if the Shares are not then listed on such exchange, the American Stock Exchange or such other stock exchange on which the Shares are listed, posted and called for trading) (the “Exchange”) over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors (or if the Shares are not then listed and posted for trading on the Exchange, on such exchange or quotation system upon which the Shares are listed and posted for trading as may be selected by the Board of Directors) or, if the Shares did not trade on the Exchange on such last trading day, the average of the high and low prices in respect of the Shares on the Exchange for the previous five trading days.  In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Shares as determined by the Board of Directors in its sole discretion.  The shares in respect of which options are granted but expire, terminate or are surrendered unexercised are available for subsequent option grants.

The period during which options may be exercised shall be determined by the Board of Directors, in its discretion, to a maximum of ten years from the date the option is granted, except as the same may be reduced with respect to any option on termination of employment or death of the Participant and except that no Participant who is a Restricted Shareholder may be granted an Incentive Stock Option which is exercisable after the expiration of five years after the date of the grant of the option.

The Amended Plan provides that a Participant may, rather than exercise options which he or she is entitled to exercise, elect in lieu of receiving the Shares to which such Participant would have been entitled on exercise of such options (“Designated Shares”), to receive instead the number of Shares, disregarding fractions which, when multiplied by the fair value per share (which shall be the weighted average trading price of the Shares on the Exchange (or if the Shares are not listed and posted for trading on the Exchange, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as selected by the Board of Directors) during the five (5) days preceding the date of determination) of the Designated Shares, is equal to the product of the number of Designated Shares times the difference between the fair value and the exercise price per share of the Designated Shares.

The Board of Directors in its sole discretion may from time to time appoint a Committee of no less than two members of the Board of Directors to administer the Amended Plan and, subject to, and to the extent required by, applicable law to exercise all of the powers, authority and discretion of the Board of Directors under the Amended Plan and may from time to time remove members from, or add members to, the Committee, and vacancies on the Committee shall be filled by the Board of Directors.  The Board of Directors may abolish the Committee at any time or revest in the Board of Directors the administration of the Amended Plan.  The Committee shall report to the Board of Directors the names of Participants granted options under the Amended Plan, the number of Shares covered by each such option and the terms and conditions of each such option.

In light of the purpose of the Amended Plan, the Company is of the view that it is appropriate to have approximately 20% of its issued capital reserved for issuance upon the exercise of options granted pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan).  As at the date of this

Information Circular, there are an aggregate 21,179,303 Common Shares outstanding, such that approximately 20% thereof is 4,235,861.  As there are currently options to purchase 2,067,500 Common Shares outstanding and 294,900 options have been exercised, the Company is proposing that the Amended Plan be further amended by increasing the percentage of shares reserved for issuance upon the exercise of options to 20% of the Company’s issued capital, and increasing the number of Common Shares issuable upon the exercise of options from 2,585,300 to 4,235,861.

In accordance with the terms of the Amended Plan, the proposed amendments to the Amended Plan are subject to the approval of the stock exchanges upon which the Company’s Shares are listed or of other regulatory bodies having jurisdiction over the securities of the Company.  Furthermore, the rules of The Toronto Stock Exchange (the “TSX”) require that any amendment to a stock option plan must be pre-cleared with the TSX and, if there is a proposal to increase the maximum number of shares issuable under the Amended Plan, then such proposal must be approved by a majority of the votes cast, in person or by proxy, at the shareholders meeting.  The American Stock Exchange has similar shareholder approval requirements.  The rules of the TSX also require, in certain circumstances, shareholder approval by a majority of the votes cast other than respecting securities owned by insiders to whom shares may be issued under the stock option plan or their associates but, because of the limitations set out in Section 2.04 limits with respect to Insiders of the Amended Plan, insiders and their associates will be permitted to vote on the proposed resolution, provided the resolution is not amended to remove these limitations.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth in Schedule C to this Information Circular.

In the event the proposed amendment to the Amended Plan, or a modified version thereof, is not approved by the requisite vote of shareholders, the proposed amendment to the Amended Plan will not be proceeded with.

The Amended Plan incorporating the proposed further amendment will be available for inspection at the Meeting.  The Directors recommend that the shareholders approve the proposed amendment to the Amended Plan.

DIRECTORS’ AND OFFICERS LIABILITY INSURANCE

Primary Policy

The Company has insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to ACE Ina’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$5,000,000, including defense costs.

Creditor’s/Debt Holder’s Exclusion of Primary Policy

It is understood and agreed that, in consideration of the premium paid, the Insurer shall not be liable to make any payment for Loss based upon, arising from, or attributable to: (1) any Claims brought by or on the behalf of any creditor or debt holder of the Company; (2) any Claims to pay or collect accounts, including but not limited to, any Claim alleging misrepresentation in consideration for the extension of credit or purchase of a debt instrument, or any deterioration in value of the debt.

The amount deductible is respect of a claim related to the directors and officers, either individually or in the aggregate, is CDN$100,000 and USD$250,000 for SEC Claims.  The deductible applies to claims made by the Company or its subsidiaries in connection with amounts which it, or its subsidiaries, have indemnified directors and officers.

Secondary Excess Policy

The Company has secondary insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to Navigator Insurance Company’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$5,000,000, including defense costs.

ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces.  Copies of the Company's Information Circular and the most recent consolidated and audited financial statements and MD&A are available on request from the Company's CEO.  All the Company’s public documents are filed with SEDAR and EDGAR and can be found on the following websites, www.sedar.com, and www.sec.gov.

Financial information is provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ONTARIO SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Howsam"

Chief Executive Officer

SCHEDULE “A”

PEACE ARCH ENTERTAINMENT GROUP INC.

STATEMENT OF CORPORATE GOVERNANCE

As at December 30, 2005

	CORPORATE GOVERNANCE GUIDELINE		DOES THE COMPANY ALIGN?	COMMENTS

1.	Board should explicitly assume responsibility for stewardship of the Company, and specifically for:

In accordance with the Business Corporations Act (Ontario), (OBCA), the business of the Company is managed under the direction of its Board of Directors.  The Chief Executive Officer (the “CEO”) makes recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with other members of Senior Management.  The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

	a.	Adoption of a strategic planning process and approval of a strategic plan	Yes

The duties of the Board of Directors include the review on an ongoing basis of the strategic plan of the Company, a discussion of such plan with the CEO, an assessment of the opportunities and risks identified and approval of the plan.

	b.	Identification of principal risks, and implementing risk managing systems	Yes	The Board of Directors’ duties include the review of overall business risks and the Company’s practices and policies for dealing with these risks.

	c.	Succession planning and monitoring senior management	Yes

The Compensation Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, with the Board of Directors, monitors the performance of Senior Management.

	d.	Communications policy	Yes

It is the duty of each of the Board of Directors, the Audit Committee and the Chief Financial Officer (“CFO”) to review and, where required, approve statutory disclosure documents prior to their distribution to shareholders.

In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns.  All communications from shareholders are referred to the appropriate corporate officer or investor relations consultant for response, consideration or action.  Management promptly advises the Board of Directors if any significant issues are raised by shareholders.  In addition, the Company communicates with its shareholders, securities analysts and media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

	e.	Integrity of internal control and management information systems	Yes

The Board of Directors duties include the assessment of the integrity of the Company’s internal controls and information systems.  In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.

2.

Majority of Directors should be unrelated (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding and if the Company has a significant shareholder, such Directors should have no interests in or relationship with either the Company or the significant shareholder).  A significant shareholder is defined as “a shareholder with the ability to exercise a majority of the votes for the election of the board of directors”.

Yes

The Board of Directors is currently composed of seven

persons.  Of the nine Directors, four are “unrelated” under the Guidelines and three are “related” (as set out below).  The Company does have a “significant shareholder” as that term is defined in the Guidelines.  The significant shareholder is CPC Communications Inc. which is controlled by the family of Gary Howsam, one of the Directors and Officers of the Company.

3.	The Board is required to disclose, for each Director, whether he or she is related, and how that conclusion was reached.	Yes

Gary Howsam:  Related.  Chief Executive Officer of the Company.

Richard Watson:  Related.  Secretary of the Company and Legal Counsel to the Company.

Juliet Jones:  Unrelated.

Nelson Thall:  Unrelated.

Mara Di Pasquale: Related.  Chief Financial Officer & Chief Operating Officer

Robert Essery:  Unrelated

Drew Craig:  Unrelated

4.

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Yes

The CEO submits to the Executive/Corporate Governance Committee candidates to fill vacancies on the Board of Directors.  If the candidacy is endorsed by the Executive/Corporate Governance Committee, it is then submitted for approval to the Board of Directors.  The Audit Committee has been asked to perform the process of assessing the effectiveness of the Board, its committees and individual Directors on an ongoing basis.

The Executive/Corporate Governance Committee is composed of, one related outside Director and two unrelated outside Directors.

5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors.	Yes	See Item 4 above.

6.	Provide orientation and education programs for new Directors.	No

There are no formal orientation or education programs for new Directors, however new Directors are provided with information and documentation relating to the commercial activities of the Company and the internal organization of the Company.  Senior Management and certain of the Directors also meet with potential new Directors.  The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

7.	Board should review compensation of Directors in light of risks and responsibilities.		Yes	The Compensation Committee of the Board of Directors reviews periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.

8.	Subject to Guideline 13, committees of the Board should generally be composed of outside (non-management) Directors, a majority of who are unrelated Directors.		Yes

The Compensation Committee is composed of three unrelated Directors.

The Audit Committee is composed of three unrelated Directors.

The Executive/Corporate Governance Committee is presently composed of one related Director and two unrelated Directors.

The Greenlight Committee is presently composed of one related Director, one NEO and two advisors.

9.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, developing the approach to corporate governance issues.		Yes	The Board of Directors is responsible for developing and monitoring the Company’s approach to governance issues and for the Company’s response to the Guidelines.

10.	a.	Define limits to management’s responsibilities by developing position descriptions for:

		(i) the Board:	Yes

The Board of Directors is, by law, responsible for managing the business and affairs of the Company.  Any responsibility which is not delegated to either management or a committee remains with the Board.  Except where specifically delegated to management, generally, all matters of policy and all actions proposed to be taken which are not ordinary course business require the prior approval of the Board or of a Board Committee to which approval authority has been delegated.

		(ii) the CEO	Yes

The corporate objectives which the CEO is responsible for meeting, with the rest of Management placed under his supervision, and against which he is assessed, are determined by the strategic plans and the budget as same are approved on an on-going basis by the Company’s Board of Directors.

	b.	Board should approve CEO’s corporate objectives.	Yes	See Item 10(a)(ii).

11.	Implement structures and procedures to ensure the Board to function independently of management.		Yes

The Board is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, if the circumstances were to so require.

12.	a.	Establish an Audit Committee with a specifically defined mandate.	Yes

The roles and responsibilities of the Audit Committee include the review of the Annual and quarterly financial statements of the Company as well as assessing the effectiveness of the Board, its Committees and individual Directors.  The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

	b.	All members should be unrelated Directors who are financially literate and at least one member should have accounting or related financial expertise.	Yes

The roles and responsibilities of the Audit Committee include the review of the Annual and quarterly financial statements of the Company as well as assessing the effectiveness of the Board, its Committees and individual Directors.  The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

13.	Implement a system to enable individual Directors to engage outside advisors, at the Company’s expense.	Yes	Individual Directors could, if required, retain outside advisors at the Company’s expense.

SCHEDULE “B”

PEACE ARCH ENTERTAINMENT GROUP INC.

SHARE OPTION PLAN (AMENDED AS OF FEBRUARY 8TH, 2006)

ARTICLE ONE

PURPOSE AND INTERPRETATION

Section 1.01  Purpose.  The purpose of this amended Plan is to advance the interests of the Corporation by encouraging equity participation in the Corporation through the acquisition of shares of the Corporation by directors, officers, employees and consultants of the Corporation.  This Plan is hereby being amended to; (ii) take into account the continuation of the Corporation into the Province of Ontario (iii) increase the number of shares issuable upon the exercise of options pursuant to this Plan and the policies of the TSX and (iv) make certain additional changes.

Section 1.02  Definitions.  In the Plan, the following capitalized words and terms shall have the following meanings:

(a)

“Act” means the Business Corporations Act (Ontario) or its successor, as amended from time to time.

(b)

“Affiliate” shall have the meaning ascribed thereto in the Securities Act.

(c)

“Associate” shall have the meaning ascribed thereto in the Securities Act.

(d)

“Board of Directors” means the board of directors of the Corporation as constituted from time to time.

(e)

“Consultant” means, in relation to a Corporation, an individual or Consultant Company, other than an Employee or a Director of the Corporation that: (i) is engaged to provide services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a Distribution; (ii) provides the services under a written contract between the Corporation or the Affiliate and the individual or the Consultant Company; (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and (iv) has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation

(f)

“Committee” means a committee appointed by the Board of Directors pursuant to Section 3.03 constituting no less than two members of the Board of Directors.

(g)

“Corporation” means Peace Arch Entertainment Group Inc., a corporation incorporated under the Company Act (British Columbia), and continued into Ontario under the Business Corporations Act (Ontario), and its successors from time to time.

(h)

“Designated Affiliate” means the Affiliates of the Corporation designated by the Board of Directors for purposes of the Plan from time to time.

(i)

“Exchange” means, at any time, The Toronto Stock Exchange or, if the Corporation’s Shares are not then listed on such exchange, the American Stock Exchange or such other stock exchange on which the Shares are listed, posted and called for trading.

(j)

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(k)

“Fair Market Value” when used with respect to the determination of the fair market value of the Shares means:  (i) if Shares are U.S. exchange-traded or traded on the NASDAQ small-cap market (“Small-Cap”), the closing sales or last sales price per share of the Shares; (ii) if Shares are regularly traded in any over-the-counter market other than Small-Cap, the average of the bid and asked prices per share of the Shares; and (iii) if Shares are not traded as described in (i) and (ii), the per share fair market value of the Shares as determined in good faith by the Board of Directors or Committee on such basis as the Board of Directors or Committee in its sole discretion shall choose.  The date of determination of Fair Market Value with respect to (i), (ii) or (iii) shall be the date of the grant of an option under this Plan, or if no trading day, the last day prior to the grant on which there has been such trading.

(l)

“Holding Company” shall have the meaning specified in Section 2.02 hereof.

(m)

“Incentive Stock Option” means any option granted under the Plan intended to satisfy the requirements under I.R.C. Section 422(b) as an incentive stock option which qualifies for special federal income tax treatment under I.R.C. Section 421 et seq.

(n)

“I.R.C.” means the U.S. Internal Revenue Code of 1986, as it may be amended from time to time.

(o)

“Income Tax Regulations” means the regulations promulgated by the United States Treasury Department under the I.R.C.

(p)

“Insider” shall have the meaning ascribed thereto in the Securities Act, other than a person who is an Insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation and any Associate of an Insider.

(q)

“Issuer Bid” shall have the meaning ascribed thereto in the Securities Act.

(r)

“Nonstatutory Stock Option” means any options granted under this Plan which do not qualify and are not intended to be treated as Incentive Stock Options.

(s)

“Option Agreement” shall have the meaning specified in Section 2.11 hereof.

(t)

“Option Period” means the period of time an option may be exercised as specified in Subsection 2.07(a) hereof.

(u)

“Participant” shall have the meaning specified in Section 2.02 hereof.

(v)

“Plan” means the share option plan provided for herein.

(w)

“RRSP” shall have the meaning specified in Section 2.02 hereof.

(x)

“Restricted Shareholder” means a Participant granted an Incentive Stock Option who, at the time such option is granted, beneficially owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Corporation or any Affiliate of the Corporation, with stock ownership determined in accordance with the attribution rules of I.R.C. Section 425(d).

(y)

“Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act as such rule may be amended from time to time.

(z)

“Securities Act” means the Securities Act (Ontario) or its successor, as amended from time to time and, for purposes of subsections 1.02(q) and 3.06(a) hereof, includes the Rules and/or Regulations promulgated under the Securities Act and the orders, published policy statements and notices and interpretation notes of the Ontario  Securities Commission.

(aa)

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation to one or more of the following persons: (i) an employee or insider of the Corporation or of any of its subsidiaries; and (ii) any other person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

(bb)

“Shares” means, with respect to options granted under the Plan prior to its amendment hereby and outstanding on the date of this amendment, Class B Subordinate Voting Shares, and, with respect to options granted under the Plan after the date of this amendment, Common Shares only, all as constituted on the date of this amendment.

(cc)

“Take-over Bid” shall have the meaning ascribed thereto in the Securities Act.

(dd)

“Vested Installment” means any vested installment of an option granted under the Plan.

ARTICLE TWO

SHARE OPTION PLAN

Section 2.01  The Plan.  The Plan is hereby established for certain employees, senior officers, directors and Consultants of the Corporation and Designated Affiliates.

Section 2.02  Participants.  Participants in the Plan shall be directors, senior officers, employees and consultants of the Corporation or any of its Designated Affiliates (including officers thereof, whether or not directors) who, by the nature of their positions or jobs are, in the opinion of the Board of Directors, upon the recommendation of the Chief Executive Officer of the Corporation, in a position to contribute to the success of the Corporation.  At the request of any Participant, options granted to such Participant may be issued to and registered in the name of a personal holding company wholly-owned by such Participant (“Holding Company”) or to a registered retirement savings plan established by such Participant (“RRSP”) and, in such event, the provisions of this Plan shall apply to such options mutatis mutandis as though they were issued to and registered in the name of the Participant.

Section 2.03  Amount of Options.  The determination regarding the aggregate number of Shares subject to options in favour of any Participant will take into consideration the Participant’s present and potential contribution to the success of the Corporation and shall be determined from time to time by the Board of Directors.  The aggregate number of Shares issuable upon the exercise of options pursuant to this Plan and any other Share Compensation Arrangements, subject to adjustment or increase of such number pursuant to Section 2.10 hereof, shall be a maximum of 20% of the issued and outstanding Common Shares.  The maximum number of Shares reserved for issuance to any one Participant upon the exercise of options shall not exceed 5% of the Common Shares outstanding immediately prior to such reservation for issuance.

Section 2.04  Limits with respect to Insiders & Consultants.

(a)

The number of Shares issuable to Insiders pursuant to options granted under the Plan, together with Shares issuable to Insiders under any other Share Compensation Arrangement of the Corporation, shall not:

(i)

exceed 10% of the Common Shares outstanding immediately prior to the grant of any such option; or

(ii)

result in the issuance to Insiders, within a one year period, of in excess of 10% of the Common Shares outstanding immediately prior to the grant of any such option.

(b)

The number of Shares issuable to any Insider and such Insider’s Associates pursuant to options granted under the Plan, together with Shares issuable to such Insider or such Insider’s Associates under any other Share Compensation Arrangement of the Corporation shall not, within a one year period, exceed 5% of the Common Shares outstanding immediately prior to the grant of any such option.

(c)

Any Shares issuable pursuant to an option granted to a Participant prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set out in Subsections 2.04(a) and 2.04(b) hereof.

Section 2.05  Price and Vesting.

(a)

The exercise price per Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the higher of (i) the Fair Market Value of the Shares on the date the option is granted and, if the Participant is a Restricted Shareholder, shall not be less than 110% of the Fair Market Value of the Shares on the date the option is granted, and (ii) the average of the daily high and low board lot trading prices of the Shares on the Exchange over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors (or if the Shares are not then listed and posted for trading on the Exchange, on such exchange or quotation system upon which the Shares are listed and posted for trading as may be selected by the Board of Directors) or, if the Shares did not trade on the Exchange on such last trading day, the average of the high and low prices in respect of the Shares on the Exchange for the previous five trading days.  In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Shares as determined by the Board of Directors in its sole discretion.

(b)

In the event that the aggregate Fair Market Value (determined as of the date an option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan exceeds $100,000(U.S.), options with respect to and to the extent of such excess shall be treated as Nonstatutory Stock Options.  This Section 2.05(b) shall be applied by taking options which are intended to be Incentive Stock Options into account in the order in which they were granted.

Section 2.06  Lapsed Options.  In the event that options granted under the Plan are surrendered, terminate or expire without being exercised in whole or in part, the Shares reserved for issuance but not purchased under such lapsed options shall be available for subsequent options to be granted under the Plan.

Section 2.07  Consideration, Option Period, Payment, Vesting and Taxes.

(a)

The period during which options may be exercised shall be determined by the Board of Directors, in its discretion, to a maximum of ten years from the date the option is granted (the “Option Period”), except as the same may be reduced with respect to any option as provided in Sections 2.08 and 2.09 hereof respecting termination of employment or death of the Participant and except that no Participant who is a Restricted Shareholder may be granted an Incentive Stock Option which is exercisable after the expiration of five years after the date of the grant of the option.

(b)

Subject to any other provision of this Plan, an option may be exercised from time to time during the Option Period by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the option is being exercised and accompanied by payment in full of the exercise price therefor.  Certificates for such Shares shall be issued and delivered to the Participant as soon as practicable following receipt of such notice and payment.

(c)

Except as set forth in Sections 2.08 and 2.09 hereof, no option may be exercised unless the Participant is, at the time of such exercise, a director, senior officer or consultant of or in the employ of the Corporation or any of its Designated Affiliates and shall have been continuously a director or senior officer or consultant or so employed since the grant of his or her option. Absence on leave with the approval of the Corporation or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(d)

The exercise of any option will be contingent upon receipt by the Corporation of cash payment of the full exercise price of the Shares which are the subject of the exercised option. No Participant or his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares with respect to which he or she was granted an option under the Plan, unless and until certificates for such Shares are issued to him or her under the terms of the Plan.

(e)

Notwithstanding any other provision of this Plan or in any option granted to a Participant, the grant of any option, and the Corporation’s obligation to issue Shares to a Participant pursuant to the exercise of an option, shall be subject to:

(i)

completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authorities as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(ii)

the listing of such Shares on the Exchange or on such other exchange or stock quotation system, as the case may be, on which the Shares are listed and posted for trading; and

(iii)

the receipt from the Participant of such representations, warranties, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to ensure compliance with all applicable securities laws including but not limited to a representation that the option and/or Shares are being acquired only for investment and without any present intention to sell or distribute such option and/or Shares, if such a representation is required under the 1933 Act or any other applicable law, rule or regulation.

In furtherance of the foregoing, no Shares shall be issued or delivered upon exercise of an option unless and until there shall have been compliance with all applicable requirements of the Securities Act of 1933, as amended, (the “1933 Act”), all applicable listing requirements of any market or securities exchange on which Shares are then listed, and any other requirement of law or of any regulatory body having jurisdiction over such issuance and delivery.  The inability of the Corporation to obtain any required permits, authorizations, or approvals necessary for the lawful issuance and sale of any Shares hereunder on the terms deemed reasonable by the Board of Directors shall relieve the Corporation, the Board of Directors and any Committee of any liability in respect of the non-issuance or sale of such Shares as to which such requisite permits, authorization, or approvals shall not have been obtained.

(f)

A Participant may, rather than exercise options which he or she is entitled to exercise under Subsection 2.07(b), elect in lieu of receiving the Shares to which such Participant would have been entitled on exercise of such options (“Designated Shares”), receive instead the number of Shares, disregarding fractions which, when multiplied by the fair value per share (which shall be the weighted average trading price of the Shares on the Exchange (or if the Shares are not listed and posted for trading on the Exchange, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as selected by the Board of Directors) during the five (5) days preceding the date of determination) of the Designated Shares, is equal to the product of the number of Designated Shares times the difference between the fair value and the exercise price per share of the Designated Shares.

(g)

If there is a Take-over Bid or Issuer Bid made for all or any of the issued and outstanding Shares, then the Board of Directors may, by resolution, permit all options outstanding under the Plan to become immediately exercisable in order to permit Shares issuable under such options to be tendered to such bid.

(h)

Subject to the limitations set forth herein and/or in any applicable Option Agreement entered into hereunder, options granted under the Plan shall vest and be exercisable in accordance with the rules set forth in this subsection 2.07(h):

(i)

Subject to the other provisions of this subsection 2.07(h), options shall vest and become exercisable at such times and in such installments as the Board of Directors shall provide in each individual Option Agreement.  Notwithstanding the foregoing, the Board of Directors may in its sole discretion accelerate the time at which an option or installment thereof may be exercised.  Unless otherwise provided in this subsection 2.07(h) or in the Option Agreement pursuant to which an option is granted, an option may be exercised when Vested Installments vest as provided in such Option Agreement and at any time thereafter until the end of the Option Period.

(ii)

All installments of an option granted under the Plan shall expire and terminate at the end of the Option Period.

(i)

In the Board of Directors’ discretion, the Board of Directors may, with a Participant’s consent, substitute Nonstatutory Stock Options for outstanding Incentive Stock Options, and any such substitution shall not constitute a new option grant for the purposes of this Plan, and shall not require a revaluation of the option exercise price for the substituted option.  Any such substitution may be implemented by an amendment to the applicable Option Agreement or in such other manner as the Board of Directors in its discretion may determine.

(j)

The Board of Directors shall make such provisions and take such steps as it deems necessary or appropriate for the withholding of any federal, state, provincial, local and other tax required by law to be withheld with respect to the grant or exercise of an option under the Plan, including, without limitation, the deduction of the amount of any such withholding tax from any compensation or other amounts payable to a Participant by the Corporation or any Affiliate of the Corporation or requiring a Participant (or the Participant’s beneficiary or legal representative) as a condition of granting or exercising an option to pay to the Corporation or any such Affiliate of the Corporation any amount required to be withheld, or to execute such other documents as the Board of Directors deems necessary or desirable in connection with the satisfaction of any applicable withholding obligation.  In the discretion of the Board of Directors, upon exercise of a Nonstatutory Stock Option, the Participant may request the Corporation to withhold from the Shares to be issued upon such exercise that number of Shares (based on the Fair Market Value of the Shares as of the day immediately preceding the day notice of exercise is received by the Corporation) that would satisfy any tax withholding requirement; provided, however, that any such withholding shall conform to any restrictions as to timing or otherwise under Rule 16b-3.

(k)

Each Option Agreement and each certificate representing Shares acquired upon exercise of an option shall be endorsed with all legends, if any, required by applicable federal, state and provincial securities laws to be placed on the Option Agreement and/or the certificate.  The determination of which legends, if any, shall be placed upon Option Agreements and/or the Shares shall be made by the Board of Directors in its sole discretion and such decision shall be final and binding.

Section 2.08  Termination of Employment.  If a Participant shall:

(a)

cease to be a director, senior officer or consultant of the Corporation or any of its Designated Affiliates (and is not or does not continue to be an employee thereof); or

(b)

cease to be employed by the Corporation or any of its Designated Affiliates (and is not or does not continue to be a director or senior officer thereof) for any reason (other than death) or shall receive notice from the Corporation or any of its Designated Affiliates of the termination of his or her employment;

(collectively, “Termination”) he or she or it may, but only within 60 days next succeeding such Termination, exercise his or her or its options to the extent that he or she or it was entitled to exercise such options at the date of such Termination, including the rights under Subsection 2.07(f); provided that in no event shall such right extend beyond the Option Period. This section is subject to any agreement with any director or senior officer of the Corporation or any of its Designated Affiliates with respect to the rights of such director or senior officer upon Termination or change in control of the Corporation.

Section 2.09  Death of Participant.  In the event of the death of a Participant who is a director,  senior officer or consultant of the Corporation or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Corporation or any of its Designated Affiliates for one year from and after the date of the granting of his or her option, the option theretofore granted to him or her shall be exercisable within the six months next succeeding such death (including the rights under Subsection 2.07(f)) and then only:

(a)

by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)

to the extent that he or she was entitled to exercise the option at the date of his or her death, provided that in no event shall such right extend beyond the Option Period.

Section 2.10  Adjustment in Shares Subject to the Plan. In the event that:

(a)

there is any change in the Shares of the Corporation through subdivisions or consolidations of the share capital of the Corporation, or otherwise;

(b)

the Corporation declares a dividend on Shares payable in Shares or securities convertible into or exchangeable for Shares; or

(c)

the Corporation issues Shares, or securities convertible into or exchangeable for Shares, in respect of, in lieu of, or in exchange for, existing Shares,

the number of Shares available for option, the Shares subject to any option, and the option price thereof, shall be adjusted appropriately by the Board of Directors in its sole discretion and such adjustment shall be effective and binding for all purposes of the Plan.

Section 2.11  Effecting Grants.  Subject to Section 3.04, the grant of options under the Plan shall be effected by the execution and delivery of a stock option agreement (an “Option Agreement”) in such form which is consistent with the provisions of the Plan as may be approved by the Board of Directors.

Section 2.12  Record Keeping.  The Corporation shall maintain a register in which shall be recorded:

(a)

the name and address of each Participant in the Plan; and

(b)

the number of options granted to a Participant and the number of options outstanding.

ARTICLE THREE

GENERAL

Section 3.01  Transferability.  The benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable by the Participant except (i) from the Participant to his or her Holding Company or RRSP or from a Holding Company or RRSP to the Participant and, in either such event, the provisions of this Plan shall apply mutatis mutandis as though they were originally issued to and registered in the name of the Participant, or (ii) as otherwise specifically provided herein.  During the lifetime of a Participant, all benefits, rights and options shall only be exercised by the Participant or by his or her guardian or legal representative.

Section 3.02  Employment.  Nothing contained in the Plan or an Option Agreement shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or any Affiliate, or interfere in any way with the right of the Corporation or any Affiliate to terminate the Participant’s employment at any time. Participation in the Plan by a Participant shall be voluntary.

Section 3.03  Delegation to Compensation Committee.

(a)

The Board of Directors in its sole discretion may from time to time appoint a Committee of no less than three members of the Board of Directors to administer the Plan and, subject to, and to the extend required by, applicable law including the I.R.C. and Rule 16b-3, to exercise all of the powers, authority and discretion of the Board of Directors under this Plan.  The Board of Directors may from time to time remove members from, or add members to, the Committee, and vacancies on the Committee shall be filled by the Board of Directors.  The Board of Directors may abolish the Committee at any time or revest in the Board of Directors the administration of the Plan.

(b)

The Committee shall report to the Board of Directors the names of Participants granted options under this Plan, the number of Shares covered by each such option and the terms and conditions of each such option.

Section 3.04  Administration of the Plan.  The Plan shall be administered by the Board of Directors of the Corporation. The Board of Directors shall be authorized to interpret and construe the Plan and may, from time to time, establish, amend or rescind rules and regulations required for carrying out the purposes, provisions and administration of the Plan and determine the Participants to be granted options, the number of Shares covered thereby, the exercise price therefor and the time or times when they may be exercised.  Any such interpretation or construction of the Plan shall be final and conclusive.  All administrative costs of the Plan shall be paid by the Corporation.  The senior officers of the Corporation are hereby authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan.

Section 3.05  Amendment, Modification or Termination of the Plan.  Subject to Section 3.03, the Board of Directors reserves the right to amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Plan which would:

(a)

materially increase the benefits under the Plan;

(b)

materially increase the number of Shares which may be issued under the Plan;

(c)

materially modify the requirements as to the eligibility for participation in the Plan; or

(d)

otherwise require shareholder approval to comply with Rule 16b-3, the I.R.C. or any other applicable law, rule or regulation;

shall be effective only upon the approval of the shareholders of the Corporation.  Any material amendment to any provision of the Plan shall be subject to any necessary approvals by the Exchange, other quotation system or any stock exchange or securities regulatory body having jurisdiction over the securities of the Corporation.

Section 3.06  Compliance with Applicable Regulations and Laws.  Notwithstanding anything in this Plan to the contrary, to the extent necessary or desirable to comply with Rule 16b-3, the I.R.C., or any other applicable law, rule or regulation, including without limitation, the Securities Act, and the TSX policies, the Plan shall be administered in accordance with the requirements imposed by such laws, rules or regulations.

Section 3.07  Consolidation, Merger, etc.  If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity, upon the exercise of an option under the Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the option immediately prior to such event, unless the directors of the Corporation otherwise determine the basis upon which such option shall be exercisable.

Section 3.08  Information.  During the period that options are outstanding, the Corporation will provide Participants with copies of all reports, proxy statements and other communications distributed to its shareholders generally.

Section 3.09  No Representation or Warranty.  The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

Section 3.10  Interpretation.  This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and each Participant and the Corporation irrevocably attorn to the exclusive jurisdiction of the Courts of such Province.

Section 3.11  Approval and Effective Date.  This Amended Plan adopted by the Board of Directors as of November 29, 2005, shall be effective as of the date it is approved by the shareholders of the Corporation and any securities regulatory body or stock exchange having jurisdiction over the securities of the Corporation.

Original Plan dated July 17, 1997.

Amended Plan dated July 14, 1999.

Second Amended Plan dated February 22, 2001

Third Amended Plan dated January 20, 2003

Fourth Amended Plan dated February 8, 2006

SCHEDULE “C”

PEACE ARCH ENTERTAINMENT GROUP INC.

AMENDMENT TO AMENDED SHARE OPTION PLAN

“NOW THEREFORE BE IT RESOLVED THAT:

1.

The Company’s Amended Share Option Plan be and the same is hereby amended by deleting the figures “25,300” Class A Multiple Voting Shares and “2,560,000” Class B Subordinate Voting Shares from Section 2.03 thereof and substituting in their place “The aggregate number of Shares issuable upon the exercise of options pursuant to this Plan and any other Share Compensation Arrangements, subject to adjustment or increase of such number pursuant to Section 2.10 hereof, shall be a maximum of 20% of the issued and outstanding Common Shares.”, and such amendment is hereby approved; and

2.

Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."